United States securities and exchange commission logo





                           February 8, 2023

       James Beckwith
       President and Chief Executive Officer
       Five Star Bancorp
       3100 Zinfandel Drive
       Suite 100
       Rancho Cordova, CA 95670

                                                        Re: Five Star Bancorp
                                                            Registration
Statement on Form S-3
                                                            Filed February 2,
2023
                                                            File No. 333-269533

       Dear James Beckwith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Charlotte May